UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Kludein I Acquisition Corp.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

49878L208
(CUSIP Number)

February 1, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ _ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49878L208	13D	Page __1___ of ___5__ Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

James Lee Lapp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	[ _ ]
		(b)	[ _ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		[ _ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
43,800
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

43,800
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

43,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	[ _ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%
14	TYPE OF REPORTING PERSON* (see instructions)

IN

CUSIP No. 49878L208	13D	Page __2___ of ____5__ Pages

Item 1. Security and Issuer.
Class A common stock, par value $0.0001 per share Kludein I Acquisition Corp. 1096 Keeler Avenue Berkeley, CA 94708

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed by James Lee Lapp (referred to herein as “Reporting Person”)

(b)	The Reporting Person’s address is 103 Main Street, Apt 2202, Stonington CT 06378.

(c)	The Reporting Person, a natural person, is self-employed and is engaging in investment activities on behalf of himself.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)

During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

PF

Item 4. Purpose of Transaction.

The Reporting Person acquired the Issuer’s shares of Common Stock for investment purposes, based on his belief that the redeemable shares of KludeIn Class A Common Stock shares traded at an attractive price relative to the per-share amount held in the issuer’s Trust Account. The Reporting Person has no current plans or proposals which relate to or would otherwise result in any of the following:

(a)The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)Any material change in the present capitalization or dividend policy of the Issuer;

(f)Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(j)Any action similar to any of those enumerated above.

CUSIP No. 49878L208	13D	Page __3__ of ___5___ Pages

Item 5. Interest in Securities of the Issuer.

(a)

The percentages used herein and this Schedule 13D are calculated based on the following: (a) 617,864 shares of Class A Common Stock outstanding as of January 6, 2023, based on the Issuer’s 8-K filed on January 6, 2023 and (b) 43,800 shares of Class A Common Stock held by the Reporting Person as of February 1, 2023, the date of event which requires the filing of this statement.

(b)

As of February 1, 2023, the Reporting Person had the sole power to vote and dispose of, or to direct the vote and disposition of, 43,800 shares of the Common Stock, constituting 7.1% of the shares of the Common Stock outstanding.

(c)	The Reporting Person effected the following transactions in the past 60 days in the Issuer’s Class A Common Stock:

Transaction Date	Shares Acquired (Disposed)	Price per Share	Description of Transaction
01/18/2023	5,000	10.22	Open Market Purchase
01/20/2023	5,000	10.25	Open Market Purchase
01/20/2023	1,000	10.25	Open Market Purchase
01/20/2023	600	10.25	Open Market Purchase
01/20/2023	1,000	10.24	Open Market Purchase
01/20/2023	1,000	10.24	Open Market Purchase
01/20/2023	500	10.25	Open Market Purchase
01/20/2023	400	10.25	Open Market Purchase
01/20/2023	500	10.25	Open Market Purchase
01/20/2023	1,000	10.25	Open Market Purchase
02/01/2023	100	10.25	Open Market Purchase
02/01/2023	200	10.27	Open Market Purchase
02/01/2023	300	10.27	Open Market Purchase
02/01/2023	300	10.28	Open Market Purchase
02/01/2023	300	10.28	Open Market Purchase
02/01/2023	11,600	10.26	Open Market Purchase
02/01/2023	200	10.27	Open Market Purchase
02/01/2023	11,500	10.26	Open Market Purchase
02/01/2023	300	10.27	Open Market Purchase
02/01/2023	500	10.28	Open Market Purchase
02/01/2023	500	10.28	Open Market Purchase
02/03/2023	800	10.28	Open Market Purchase
02/03/2023	1,200	10.28	Open Market Purchase
02/07/2023	(400)	10.85	Open Market Sale
02/07/2023	(2,000)	10.90	Open Market Sale
02/07/2023	(3,000)	10.85	Open Market Sale
02/07/2023	(1,000)	10.38	Open Market Sale
02/07/2023	(4,955)	10.38	Open Market Sale
02/07/2023	(2,000)	10.34	Open Market Sale
02/07/2023	(500)	10.30	Open Market Sale
02/07/2023	(2,412)	10.32	Open Market Sale
02/07/2023	(2,000)	10.38	Open Market Sale
02/07/2023	(45)	10.38	Open Market Sale
02/07/2023	(1,200)	10.80	Open Market Sale
02/07/2023	(2,000)	10.85	Open Market Sale
02/07/2023	(478)	10.90	Open Market Sale
02/07/2023	(200)	10.58	Open Market Sale
02/07/2023	(600)	10.75	Open Market Sale
02/07/2023	(100)	10.73	Open Market Sale
02/07/2023	(2,000)	10.75	Open Market Sale
02/07/2023	(1,000)	10.70	Open Market Sale
02/07/2023	(1,000)	10.70	Open Market Sale
02/07/2023	(100)	10.55	Open Market Sale
02/07/2023	(1,000)	10.70	Open Market Sale
02/07/2023	(88)	10.68	Open Market Sale
02/07/2023	(225)	10.65	Open Market Sale
02/07/2023	(400)	10.65	Open Market Sale
02/07/2023	(200)	10.65	Open Market Sale
02/07/2023	(200)	10.52	Open Market Sale
02/07/2023	(1,297)	10.66	Open Market Sale
02/07/2023	(1,000)	10.50	Open Market Sale
02/07/2023	(1,000)	10.75	Open Market Sale
02/07/2023	(1,300)	10.70	Open Market Sale
02/07/2023	(2,000)	10.80	Open Market Sale
02/07/2023	(2,000)	10.80	Open Market Sale
02/07/2023	(1,000)	10.76	Open Market Sale
02/07/2023	(500)	10.75	Open Market Sale
02/07/2023	(1,520)	10.80	Open Market Sale
02/07/2023	(80)	10.85	Open Market Sale
02/07/2023	(2,000)	10.90	Open Market Sale
02/07/2023	(1,000)	10.52	Open Market Sale

(d)	Not applicable.

(e)	The Reporting Person ceased to be a beneficial owner of more than five percent of the Class A Common Stock shares of the Issuer on February 7, 2023.

CUSIP No. 49878L208	13D	Page __4___ of ___5___ Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) among any person with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.
None.

CUSIP No. 49878L208	13D	Page __5___ of ___5___ Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/
James Lee Lapp, an individual

Individual Investor
(Title)
February 9, 2023
(Date)